UNITED STATES
'RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2017
Washington DC
415

17009127

ANNUAL AUDITED REPORT FORM X-17A-5 PART II

SEC FILE NUMBER
8-67584

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alluvion Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5101 Wheelis Drive, Suite 200
(No. and Street)

Memphis	Tennessee	38117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chelsey Fairchilds 901.763.0744
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – *if individual, state last, first, middle name*)

141 West Jackson Blvd. Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions .

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Chelsey Fairchilds ,** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Alluvion Securities, LLC** as of **December 31, 2016,** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Chelsey Fairchilds
Signature

COO
Title

Heather Nash
Notary Public

HEATHER NASH STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY MY COMMISSION EXPIRES 9-28-2019

This report* contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 of the Securities and Exchange Commission.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (filed under separate cover)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.
- ☒ (p) A copy of the Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLUVION SECURITIES, LLC
Financial Statements
For the Year Ended
December 31, 2016
With
Report of Independent Registered Public Accounting Firm

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Alluvion Securities, LLC

We have audited the accompanying statement of financial condition of Alluvion Securities, LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alluvion Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplemental Schedules (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Alluvion Securities, LLC's financial statements. The supplemental information is the responsibility of Alluvion Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2017

ALLUVION SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

		2016
Cash and cash equivalents	$	10,295
Due from broker dealers and clearing organizations		104,530
Furniture & Equipment, net of accumulated depreciation of $7,565		11,944
Other assets		4,290
Total assets	$	131,059

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

LIABILITIES		
Accounts payable	$	10,507
Accrued expenses		48,805
Clearing Firm Payable		10,320
Unearned Revenue		307,460
Total liabilities		377,092
MEMBERS' EQUITY (DEFICIT)		
Total members' equity (deficit)		(246,033)
Total liabilities and members' equity (deficit)	$	131,059

The accompanying notes are an integral part of these financial statements.

ALLUVION SECURITIES, LLC
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2016

	2016
REVENUES	
Other income, non-security related	480,090
	480,090
GENERAL AND ADMINISTRATIVE EXPENSES	
Guaranteed Payments to Member	280,700
Employee Compensation/Benefits	89,729
Professional fees	205,393
Occupancy	74,252
Clearing Fees	61,920
Communication & data processing	36,537
Penalties, Assessments	21,045
Regulatory fees	8,286
Bad Debt Write-offs	295,397
Other operating expenses	144,326
	1,217,585
NET (LOSS)	($ 737,495)

The accompanying notes are an integral part of these financial statements.

ALLUVION SECURITIES LLC
STATEMENT OF MEMBERS' EQUITY (DEFICIT)
For The Year Ended December 31, 2016

Balance December 31, 2015	$	361,462
Member Contributions	$	130,000
Net (Loss)	($	737,495)
Balance December 31, 2016	($	246,033)

The accompanying notes are an integral part of these financial statements.

ALLUVION SECURITIES LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

	2016
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (loss)	($ 737,495)
Adjustment to reconcile net loss to cash used in operating activities:	
Depreciation	10,439
(Increase)/Decrease in operating assets:	
Due from broker-dealer and clearing organizations	(3,460)
Receivables from non-customers	145,799
Fees Receivable	40,000
Other assets	3,581
Increase/(Decrease) in operating liabilities:	
Accounts payables	3,116
Accrued Expenses	32,201
Clearing Firm Payable	10,320
Unearned Revenue	307,460
NET CASH USED IN OPERATING ACTIVITIES	(188,039)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(11,375)
NET CASH PROVIDED BY INVESTING ACTIVITIES	(11,375)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member Contributions	130,000
Member Distributions	-
NET CASH USED BY FINANCING ACTIVITIES	130,000
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(69,414)
CASH AND CASH EQUIVALENTS:	
Beginning of year	79,709
End of year	$ 10,295
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Cash paid during the year for:	
Interest	$ 732
Income Taxes	$ -

The accompanying notes are an integral part of these financial statements.

ALLUVION SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE A – NATURE OF BUSINESS

Nature of Business: Alluvion Securities, LLC ("the Company") is a securities broker dealer operating under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as a registered limited liability company organized in the State of Delaware conducting business through its Memphis, Tennessee office.

The Company primarily transacts business with banks and other financial institutions, private organizations and individuals in a principal capacity of buying and selling various types of debt securities, which include obligations of the United Sates government, government agencies and state and local governments. The Company also acts as an agent for customers in acquiring private placement loans. In addition, the Company works directly with state and local governments as financial advisor and underwriter of new issues of municipal debt.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a broker-dealer.

The Company contracted with Sterne Agee Leach, Inc. to act in the capacity of its clearing broker and all customer funds and securities are safe kept with that institution in accordance with the Securities and Exchange Commission regulations.

Throughout the year ended December 31, 2016, the Company did not conduct any securities business. All revenues were unrelated to Securities business or securities transactions.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions: Securities transactions are recorded on a trade date basis, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures.*

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Underwriting Fees: Underwriting fees include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Sales concessions and underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Commissions: Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Other Income: Other income noted as non-securities related consists of consulting with a related party, American Tubing Arkansas, LLC.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Depreciation: Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Depreciation expense, included in other operating expenses on the Statement of Operations, for the year ended December 31, 2016 was $10,429.

Statement of Cash Flows: For the Statement of Cash Flows, certain prior year balances have been reclassified to conform to current year presentation.

Income Taxes: The Company is treated as a partnership for income tax purposes and as such, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed.

As a result, no provisions for income taxes or deferred income taxes have been made.

The Company recognizes the accrual of any interest and penalties relating to unrecognized tax benefits in income tax expense. No interest or penalties relating to unrecognized tax benefits were recognized in 2016.

The Company is no longer subject to Federal or state tax examinations by taxing authorities for years before 2013.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Events Occurring After Report Date: The Company has evaluated events and transactions that occurred between December 31, 2016 and February 24, 2017, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. Management has determined there were no material events that would require adjustment to or disclosure in the Company's financial statements except for the following: Pursuant to a FINRA letter of Acceptance Waiver and Consent, the CEO resigned effective February 3, 2017.

NOTE C – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ACS 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

NOTE C – FAIR VALUE MEASUREMENT (CONTINUED)

Following is a description of the valuation methodologies used for the assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016.

Municipal securities: Certain municipal securities are valued at the closing price reported in the active market in which the security is traded. Other municipal securities are value based on yields currently available on comparable securities of issuers with similar credit ratings, maturity dates, and other factors related to the security.

Common stocks: Certain common stocks are valued at the closing price reported in the active market in which the individual securities are traded. Investments in certain restricted common stocks are valued at the quoted market price of the issuer's unrestricted common stock less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As of December 31, 2016 the Company held no assets requiring disclosure under FASB ASC 820.

NOTE D – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

As discussed in Note A, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing Broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitment wherein the clearing broker-dealer may charge any losses it incurs to the Company.

NOTE E – COMMITMENTS AND CONTINGENCIES

At December 31, 2016 the Company leased office space on a month-to-month basis. Rent expense for 2016 aggregrated to $63,569 and is included in the Occupancy expense line item in the statement of income.

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments as of December 31, 2016.

NOTE F – GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these

NOTE F – GUARANTEES (CONTINUED)

arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE G – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions of equity paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital deficit of ($262,267) which was $362,267 below its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was (1.44) to 1.0.

For multiple months during 2016, the Company has been out of compliance with its net capital requirements discussed above. As such, the Company could not conduct any securities business while net capital was deficient. Through the date the financial statements were available to be issued the Company remained net capital deficient.

NOTE H – RELATED PARTIES

The Company is a special purpose entity of The Harbor Bank of Maryland, a member of the Company. The Harbor Bank of Maryland is a state chartered commercial bank that has provided commercial and retail banking services in Baltimore, Maryland since 1982.

The Company has a consulting agreement with American Tubing Arkansas, LLC. For the year ended December 31, 2016, the Company received of $787,460 from American Tubing Arkansas, LLC, $480,000 of which was included in operating revenue, and $307,460 of which is included in unearned revenue. The Company and American Tubing Arkansas, LLC have common ownership.

The Company wrote off $295,397 to Allowance for Doubtful Accounts, due from related entities with common ownership for operating funds. These amounts had been advanced during the past two years, with prior amounts written off. The collectability of these amounts at December 31, 2016 was considered extremely remote, and as such, management set up an allowance for 100% of all related party receivables.

ALLUVION SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE I – OTHER MATTER

The Company has experienced substantial losses since its inception and has been out of net capital compliance on multiple occasions.

Management is developing a pipeline of potential revenue streams which it believes will provide the Company the resources it needs to become financially stable and obtain compliance with its net capital requirements. Several loan consulting and advisory fees are imminent which should provide the necessary capital to obtain regulatory net capital compliance. If successfully completed, these revenue streams will be more than adequate to fund the Company into the next year. As a contingency, one of the owners has signed a capital commitment letter to obtain compliance in 2017.

These financial statements do not include any adjustments that may result from any of the above discussions and although management believes these plans are sufficient for its needs, the ultimate outcome of these plans is uncertain.

NOTE J – MEMBERS' EQUITY (DEFICIT)

The Company has two difference classes of members, Class A and Class B. There is no distinction between voting rights based on the different classes of membership interests. All members vote pursuant to their respective percentage of total units held. In the event of liquidation, dissolution or winding up of the Company, Class B members will have priority over Class A members. Net gain is allocated first to the members holding Class B memberships in proportion to their respective percentage interest and send to members holding Class A memberships in proportion to their respective percentage interests. Net loss is allocated to Class A and Class B members in proportion to their respective percentage interests.

Members' equity (deficit) consists of Class A and Class B members. At December 31, 2016, Class A members' equity was a deficit of $119,014 and Class B members' equity was a deficit of $127,019, for a total members' equity of a deficit of $246,033.

SUPPLEMENTAL INFORMATION

ALLUVION SECURITIES LLC

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2016

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

ALLUVION SECURITIES LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

NET CAPITAL:

	Original Focus	Amended Focus	Audited Focus
Total members' equity (deficit) qualified for net capital	$ 111,387	$ (246,033)	$ (246,003)
Deduction for non-allowable assets:			
Furniture and office equipment	(11,700)	(11,944)	(11,944)
Other Assets	266,938)	(4,290)	(4,290)
Total non-allowable assets	(278,638)	(16,234)	(16,234)
Net capital (deficit) before haircuts	(167,251)	(262,267)	(262,267)
Less haircuts:			
Total haircuts	0	0	0
Net capital (deficit)	(167,251)	(262,267)	(262,267)
Less required capital	(100,000)	(100,000)	(100,000)
Excess net capital (deficit)	$ (267,251)	$ (362,267)	$ (362,267)
Aggregate indebtedness-liabilities	$ 282,076	$ 377,092	$ 377,092
Ratio of aggregate indebtedness to net capital	(1.69) to 1.0	(1.44) to 1.0	(1.44) to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016.

There is no significant difference between net capital as reported in the amended Part II of Form X-17A-5, and net capital as reported above.

ALLUVION SECURITIES LLC
DECEMBER 31, 2016

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule and does not hold customers' monies or securities.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3 OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule and does not hold customers' monies or securities.

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MATERIAL INADEQUACIES

To the Members
of Alluvion Securities, LLC

In planning and performing our audit of the financial statements of Alluvion Securities, LLC (the "Company"), as of and for the year ended December 31, 2016, in accordance with the standards of the Public Company Accounting Oversight Board (United States), our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and certain firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

R&J

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined previously.

The Company had previously recognized certain related party cash receipts as revenue for the year ended December 31, 2016. Pursuant to the related party agreement, the Company's cash receipts were in excess of the amounts considered earned, and therefore, the Company had periods in which it overstated revenues and net capital, and understated liabilities. The Company's net capital was below minimum requirements since July 2016 and through the date of the auditor's report.

The Company also failed to establish an allowance for doubtful accounts for other related party receivables it had substantial doubt about collectability. A significant portion of the Company's receivables were from related parties which were effectively insolvent. Upon examination, it was determined that collectability was extremely remote. The Company subsequently amended its books to accurately reflect the true, estimated net realizable amount. While this asset had been classified as non-allowable and therefore, had no effect on net capital, its estimated net realizable value was previously materially overstated.

The Company also failed to appropriately list all current liabilities and accrued expenses. A portion of the unearned revenue had previously been netted with non-allowable assets. This effectively made a portion of the non-allowable assets allowable, and caused net capital to be overstated. Additionally, the Company failed to accrue for legal expenses it had incurred, but not paid. This caused net capital to be overstated.

At December 31, 2016 and through the date of this report, the Company was still not in compliance with the minimum net capital provisions of SEC Rule 15c3-1.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, failed to operate effectively at December 31, 2016 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2017

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Alluvion Securities, LLC

We have reviewed management's statements, included in the accompanying Alluvion Securities, LLC's Exemption Report (the "Exemption Report"), in which (1) Alluvion Securities, LLC (the "Company") stated that it may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3; and (2) the Company stated that it had no obligations under 17 C.F.R. §240.15c3-3 throughout the period January 1, 2016 through December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2017

alluvionsecurities

EXEMPTION REPORT

Alluvion Securities, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) Throughout the fiscal year ended December 31, 2016, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(ii) ("identified exemption provision").

(2) The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

Chelsey Fairchilds
Name

Chelsey Fairchilds
Authorized Signature

COO
Title

2/24/2017
Date